UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: May 14, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: Immediate May 14, 2015

Canadian Pacific announces results of Annual and Special Meeting and director elections

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announces that all resolutions placed in front of shareholders at its 2015 annual meeting (AGM) held in Calgary earlier today, including the election of all 13 nominees listed in the management proxy circular dated March 17, 2015 as directors of CP, have been passed. The detailed results of the vote by ballot on the election of directors are as follows:

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
William A. Ackman	123,042,273	99.63%	452,726	0.37%
Hon. John Baird	123,246,552	99.80%	248,662	0.20%
Gary F. Colter	121,241,216	98.17%	2,253,858	1.83%
Isabelle Courville	123,274,275	99.82%	220,724	0.18%
Keith E. Creel	121,895,891	98.71%	1,599,184	1.29%
E. Hunter Harrison	123,235,447	99.79%	259,767	0.21%
Paul C. Hilal	121,502,039	98.39%	1,992,960	1.61%
Krystyna T. Hoeg	122,869,555	99.49%	625,519	0.51%
Rebecca MacDonald	123,216,978	99.77%	278,096	0.23%
Anthony R. Melman	123,326,482	99.86%	168,518	0.14%
Linda J. Morgan	123,039,725	99.63%	455,349	0.37%
Andrew F. Reardon	123,294,854	99.84%	200,220	0.16%
Stephen C. Tobias	122,933,258	99.55%	561,817	0.45%

CP shareholders also approved the adoption of the Advance Notice By-Law to establish a framework for advance notice of nominations of directors by the shareholders of CP. The purpose of the Advance Notice By-Law is to ensure that an orderly nomination process is observed and that shareholders can make a well-informed voting decision about director nominees.

Additionally, shareholders approved a special resolution to authorize the holding of meetings of shareholders within Canada or the United States of America as the directors may from time to time determine, including, but not limited to, Chicago, Illinois, Minneapolis, Minnesota, Saint Paul, Minnesota and New York, New York.

Final voting results on all matters voted on at the AGM will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

24/7 Media Pager: 855-242-3674

martin_cej@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca